SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/18/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
2,243,946

8. SHARED VOTING POWER
1,935,269

9. SOLE DISPOSITIVE POWER
2,243,946
_______________________________________________________

10. SHARED DISPOSITIVE POWER

1,935,269

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,179,215 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.99%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,243,946

8. SHARED VOTING POWER
1,935,269

9. SOLE DISPOSITIVE POWER
2,243,946
_______________________________________________________

10. SHARED DISPOSITIVE POWER

1,935,269

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,179,215 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.99%

14. TYPE OF REPORTING PERSON


IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,243,946

8. SHARED VOTING POWER
1,935,269

9. SOLE DISPOSITIVE POWER
2,243,946
_______________________________________________________

10. SHARED DISPOSITIVE POWER

1,935,269

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,179,215 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.99%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,243,946

8. SHARED VOTING POWER
1,935,269

9. SOLE DISPOSITIVE POWER
2,243,946
_______________________________________________________

10. SHARED DISPOSITIVE POWER

1,935,269

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,179,215 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.99%

14. TYPE OF REPORTING PERSON


IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed July 19, 2012. Except as specifically set forth herein, the schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 28, 2013 there were 69,782,783 shares of common stock outstanding as of 6/30/13 The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 18, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 4,179,215 shares of ETJ by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 4,179,215 shares of ETJ include 2,243,946 shares (representing 3.22% of ETJ's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 4,179,215 shares of ETJ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,935,269 shares (representing 2.77% of ETJ's outstanding shares).

c) During the last 60 days the following shares of ETJ were sold:

Date:		        Shares:			Price:
12/18/13		(151,043)		11.1686
01/22/14		(11,200)		11.6329
01/23/14		(30,005)		11.5441
01/30/14		(313)			11.3200
01/31/14		(26,400)		11.2869
02/06/14		(25,100)		11.3315
02/10/14		(28,600)		11.3921
02/11/14		(2,900)			11.4614
02/12/14		(1,474)			11.4507
02/13/14		(26,000)		11.4791
02/14/14		(11,600)		11.5644
02/18/14		(50,000)		11.5580



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/19/2014

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member



Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.